Brion R. Thompson, Esq.
March 20, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)
File Nos. 333-125838; 811-21777
Dear Sir/Madam:
This letter is in response to comments received via telephone on March 10, 2009, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 15 (“Amendment No. 15”) to the Trust’s Registration Statement on Form N-1A for the John Hancock Core High Yield Fund (the “Fund”) filed with the SEC on January 20, 2009 (accession no. 0000950135-09-000349). Set forth below is a summary of each comment followed by our response. Page references are to numbers at the bottom of the page in Amendment No. 15.
Prospectus
Comment 1 — page 2, Fund summary — Main risks section. The Fund’s strategy states that it may invest in equities of “any market capitalization.” Revise the “Equity securities risk” disclosure to cover small and medium capitalized companies.
Response 1 — Under the Main risks section the following risk disclosure has been added:
Medium and smaller company risk The prices of medium and small company stocks can change more frequently and dramatically than those of large company stocks.
Under the Risks of investing section the following risk disclosure has been added:
Medium and smaller company risk
Market risk and liquidity risk may be pronounced for securities of companies with medium-sized market capitalizations and are particularly pronounced for securities of companies with smaller market capitalizations. These companies may have limited product lines, markets, or financial resources or they may depend on a few key employees. The securities of companies with medium and smaller market capitalizations may trade less frequently and in lesser volume than more widely held securities, and their value may fluctuate more sharply than those securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Investments in less seasoned companies with medium and smaller market capitalizations may present greater opportunities for growth and capital appreciation, but also involve greater risks than customarily are associated with more established companies with larger market capitalizations. These risks apply to all funds that invest in the securities of companies with smaller market capitalizations, each of which primarily makes investments in companies with smaller-or medium-sized market capitalizations.
Comment 2 — page 2, Fund summary — Goal and strategy section. The Fund’s strategy states that the corporate debt that the Fund may invest includes bank loans. Confirm if bank loans include participation in and assignment of the loans. If so, provide additional description of these types of investment strategies.
Response 2 — The reference to bank loans in the Fund’s investment strategy does not include participations and assignments. Loan participation risk will be removed from the Main risks and Risks of investing

Brion R. Thompson, Esq.
March 20, 2009

sections, as investing in bank loan participations and assignments is not a principal investment strategy of the Fund.
Comment 3 — page 8, Fund details — Who’s who section. Add the end date of the semi-annual period for which the Fund will issue a shareholder report that will contain a discussion of the basis of the Board of Trustees’ approval of the Fund’s investment advisory agreement.
Response 3 — The sentence has been amended and revised as follows:
The basis for the Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s semi-annual shareholder report for the period ending September 31, 2009.
Comment 4 — page 8, Fund details — Who’s who section. Confirm that the Fund’s portfolio managers jointly share the investment management of the Fund.
Response 4 — The Fund’s portfolio managers jointly share the investment management of the Fund.
Per the SEC staff’s request, the Trust acknowledges the following:
—	The Trust is responsible for the adequacy and accuracy of the disclosure in this filing;

—	Staff comments or changes to disclosure in response to staff comments in this filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

—	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.
Sincerely,

/s/ David D. Barr
David D. Barr
Counsel and Assistant Secretary
cc: Brion Thompson, SEC examiner